UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                BIOENVISION, INC.
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                   -----------------------------------------
                         (Title of Class of Securities)

                                    09059N100
                   -----------------------------------------
                                 (CUSIP Number)

                                 Keith Tarleton
                   Perseus-Soros BioPharmaceutical Fund, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10106
                                 (212) 651-6400
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2002
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 20 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13D


CUSIP No. 09059N100                                           Page 2 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. | |
                                               b. |X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  9,000,000 /1/
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   9,000,000 /1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D


CUSIP No. 09059N100                                           Page 3 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS-SOROS PARTNERS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. | |
                                               b. |X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  9,000,000 /1/
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   9,000,000 /1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  OO


-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 4 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS BIOTECH FUND PARTNERS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. | |
                                               b. |X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   9,000,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D


CUSIP No. 09059N100                                           Page 5 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM PARTICIPATION, LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  | |

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   9,000,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D


CUSIP No. 09059N100                                           Page 6 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM AH LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  | |

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   9,000,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 7 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  FRANK H. PEARL (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  | |

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    9,000,000 /1/
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  IA

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 8 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    9,000,000 /1/
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  IA

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 9 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    9,000,000 /1/
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  OO; IA

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D


CUSIP No. 09059N100                                          Page 10 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS EC, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    9,000,000 /1/
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |


13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D


CUSIP No. 09059N100                                          Page 11 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUSPUR, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.| |
                                               b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  | |

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    9,000,000 /1/
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            9,000,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,000,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            | |

13       Percent of Class Represented By Amount in Row (11)

                                            34.77%

14       Type of Reporting Person (See Instructions)

                  OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock. See Item 5 herein.

                                                             Page 12 of 20 Pages


         This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $.001 per share (the "Shares"), of Bioenvision, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated May 20, 2002 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to supplementally amend Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");

         (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners");

         (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners");

         (iv) SFM Participation, LP, a Delaware limied partnership ("SFM Participation");

         (v) SFM AH LLC, a Delaware limited liability company ("SFM AH LLC");

         (vi) Mr. Frank H. Pearl ("Mr. Pearl");

         (vii) Mr. George Soros ("Mr. Soros");

         (viii) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

         (ix) Perseus EC, LLC ; a Delaware limited liability company ("Perseus EC"); and

         (x) Perseuspur, LLC, a Delaware limited liability company
("Perseuspur").

         This Statement relates to the Shares held for the accounts of the Purchaser.

          Effective December 31, 2002, SFM AH Inc. was converted into SFM AH LLC, a Delaware limited liability company. On such date, Mr. Soros, the sole owner of SFM AH LLC, contributed his interest in SFM AH LLC to Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM"), wholly-owned by Mr. Soros. SPFM is the sole managing member of SFM AH LLC. Neither SPFM nor SFM AH LLC have executive officers or directors. As a result, Annex C of the Initial Statement is hereby deleted.

         On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 5.  Interest in Securities of the Issuer

     (a) Each of the Reporting Persons may be deemed the beneficial owner of the 9,000,000 Shares held for the account of the Purchaser (approximately 34.77% of the total number of Shares outstanding).

     (b) (i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have the sole power to direct the voting and disposition of the 9,000,000 Shares beneficially owned by the Purchaser.

                                                             Page 13 of 20 Pages


         (ii) Each of Perseus Partners, SFM Participation, SFM AH LLC, Mr. Pearl, Mr. Soros, SFM LLC, Perseus EC and Perseuspur may be deemed to have shared power to direct the voting and disposition of the 9,000,000 Shares beneficially owned by the Purchaser.

     (c) There have been no transactions effected with respect to the Shares since November 9, 2002 (sixty days prior to the date hereof) by any of the Reporting Persons.

     (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons. The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

     (e) Not applicable.


Item 7.  Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                                             Page 14 of 20 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: January 8, 2003               PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                    By:      Perseus-Soros Partners, LLC,
                                             Its General Partner

                                    By:      SFM Participation, LP,
                                             Its Managing Member

                                    By:      SFM AH LLC,
                                             Its General Partner

                                    By:      Soros Private Funds Management LLC,
                                             Its Managing Member

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                    PERSEUS-SOROS PARTNERS, LLC

                                    By:      SFM Participation, L.P.,
                                             Its Managing Member

                                    By:      SFM AH LLC,
                                             Its General Partner

                                    By:      Soros Private Funds Management LLC,
                                             Its Managing Member

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                    PERSEUS BIOTECH FUND PARTNERS, LLC

                                    By:     Perseus EC, LLC
                                            Its Managing Member

                                    By:     Perseuspur, LLC
                                            Its Member

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    PERSEUS EC, LLC

                                    By:     Perseuspur, LLC
                                            Its Member

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    PERSEUSPUR, LLC

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    FRANK H. PEARL

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name: Frank H. Pearl

                                                             Page 15 of 20 Pages

                                    SFM PARTICIPATION, L.P.

                                    By:     SFM AH LLC,
                                            General Partner

                                    By:     Soros Private Funds Management LLC,
                                            Its Managing Member

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    SFM AH LLC

                                    By:     Soros Private Funds Management LLC,
                                            Its Managing Member

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    GEORGE SOROS

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    SOROS FUND MANAGEMENT LLC

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Assistant General Counsel

                                                             Page 16 of 20 Pages


                                  EXHIBIT INDEX


7.       Power of  Attorney,  dated as of October  30,  2002,  granted by Mr. George Soros in favor of Mr. Armando T. Belly, Ms.
         Jodye Anzalotta, Mr. John F. Brown, Ms. Maryann Canfield, Mr.
         Richard D. Holahan, Jr. and Mr. Robert Soros....................     17

8.       Limited Power of Attorney, dated as of August 21, 2002, granted by Soros Private Funds Management LLC in favor of Ms. Jodye
         Anzalotta, Mr. Armando Belly, Ms. Maryann Canfield,
         Mr. Richard D. Holahan, Jr., Ms. Eve Mongiardo, Mr. Neal
         Moszkowski, Mr. Michael Prozan, Mr. Frank V. Sica and
         Mr. Robert Soros...............................................      18

                                                             Page 17 of 20 Pages

                                                                       EXHIBIT 7


                           POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, Jr. and ROBERT SOROS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                          /s/ George Soros
                                          -----------------------------------
                                          GEORGE SOROS

                                                             Page 18 of 20 Pages

                                                                       EXHIBIT 8

                       SOROS PRIVATE FUNDS MANAGEMENT LLC

                            LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE  PRESENT,  that the  undersigned  SOROS PRIVATE FUNDS
MANAGEMENT LLC, a limited liability company organized and existing under the State of Delaware (the "Company"), does, pursuant to duly a resolution of its Managers, hereby designate, constitute and appoint.

     JODYE ANZALOTTA of 888 Seventh Avenue, New York, New York 10106;

     ARMANDO BELLY of 888 Seventh Avenue, New York, New York 10106;

     MARYANN CANFIELD of 888 Seventh Avenue, New York, New York 10106;

     RICHARD D. HOLAHAN, JR. of 888 Seventh Avenue, New York, New York 10106;

     EVE MONGIARDO of 888 Seventh Avenue, New York, New York 10106;

     NEAL MOSZKOWSKI of 888 Seventh Avenue, New York, New York 10106;

     MICHAEL PRUZAN of 888 Seventh Avenue, New York, New York 10106;

     FRANK V. SICA of 888 Seventh Avenue, New York, New York 10106;

     ROBERT SOROS of 888 Seventh Avenue, New York, New York 10106;

or any one of them,  acting singly and not jointly,  with power of substitution,
as   its   true   and   lawful   agents   and   attorneys-in-fact    (each,   an
"Attorney-in-Fact"):

(1) to open accounts of any kind or nature whatsoever at any institution of any kind or nature whatsoever in any jurisdiction or location (a "Financial Institution") and to sign related account opening documents for the Company;

(2) to give instructions for the settlement of transactions relating to the acquisition, disposition and holding for the Company's account of:

     (a)  any securities, debt obligations, commodities and currencies;

     (b) any puts, calls or other options, any contracts for forward or future delivery, and any other contracts of any kind relating to any of the foregoing;

                                                             Page 19 of 20 Pages


     (c) any derivative instruments of any kind pertaining to, or providing investment exposure with respect to, any of the foregoing, whether relating to a specific security, debt instrument, commodity or currency, or relating to a basket or index comprised, or based in changes in the level of prices, rates or values, of any group or combination thereof;

     (d) any other instruments or contracts of a kind dealt in by security or commodity brokers or dealers, or other Financial Institutions;

     (e)  any combination of any of the foregoing;

in each case whether now existing or hereafter developed, and whether the transaction is effected on any securities or commodity exchange, board of trade or contract market or through any inter-dealer or other over-the-counter market in any jurisdiction or location (including, without limiting the generality of the foregoing, capital stock; shares or other units of mutual funds and investment companies; preorganization certificates and subscriptions; warrants, partnership interests or units; bonds, notes and debentures, whether subordinated, convertible or otherwise, and whether issued by a governmental or private issuer; commercial paper; certificates of deposit; bankers acceptances; trade acceptances; trust receipts; depository receipts; assignments of or participations in bank loans; trade credit claims; equity swaps, commodity swaps and interest rate swaps; equity index contracts; interest rate index contracts; repurchase agreements and reverse repurchase agreements; master agreements; and guaranties);

(3) to give instructions for and execute the guaranties of the obligations of Quantum Industrial Partners LDC (the "Third Party");

(4)  to give instructions or make arrangements for:

     (a)  trading on margin;

     (b)  effecting short sales;

     (c)  entering into repurchase agreements;

     (d) otherwise obtaining credit or borrowing funds or any securities or other instruments or assets; and

     (e)  providing collateral security in relation to any of the foregoing.

in each case on behalf of the Company or the Third Party in connection with the acquisition, financing or re-financing, carrying or disposition of any other items referred to in paragraph (2) above, and to cover, discharge or otherwise terminate any of the foregoing arrangements;

(5) to give instructions for payments and deliveries in connection with any of the foregoing transactions;

                                                             Page 20 of 20 Pages


(6) to exercise all rights, powers and privileges appurtenant to the ownership, and any related financing, of any item held for the Company's account (including the right to vote or consent, and the right to lend any such item to any other person) or to take such actions relating to any guaranty of any obligations of any Third Party described herein;

(7) to execute and deliver, in the name of and on behalf of the Company, any investment management agreements and discretionary trading authorizations with investment advisers other than Soros Fund Management LLC and any and all such other agreements, deeds, instruments, receipts, certificates and other documents in connection therewith;

(8)  to authorize other agents to take any of the foregoing actions; and

(9) to execute all such documents and to take all such other actions as any of them may consider necessary or advisable in connection with any of the foregoing.

     Each Attorney-in-Fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All past acts of the each Attorney-in-Fact if furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this Limited Power of Attorney shall constitute a revocation of any and all previously executed powers of attorney of the Company appointing attorneys-in-fact to open accounts of any kind and nature whatsoever, sign account opening documents and take all the actions set forth in the Limited Power of Attorney.

     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed this 21st day of August, 2002.

                                    SOROS PRIVATE FUNDS MANAGEMENT LLC


                                         /s/ Armando Belly
                                        -----------------------------------
                                    By: Armando Belly
                                        Manager